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jbiery@sidley.com
(312) 853 7557	FOUNDED 1866
August 13, 2010
VIA EDGAR
Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Superfund Green, L.P. (the “Registrant”) — Post-Effective Amendment No. 1 to Form S-1 Filed July 29, 2010 (Registration No. 333-162132)
Dear Ms. Barros:
     We thank you and the Staff very much for the continued attention to Registrant’s Post-Effective Amendment filing. Superfund Capital Management, Inc., the Registrant’s general partner, has represented to us that Registrant will prepare and file a Form 10-K/A for the fiscal year ended December 31, 2009, containing (i) audited financial statements at both the series level for each of Series A and Series B as well as for Registrant as a whole, (ii) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures on a series level for each of Series A and Series B, as well as the Registrant as a whole and (iii) a statement in Item 9A confirming that, in the certifications required by Rules 13a-14(a) or 15d-14(a) included with the Form 10-K/A, the certifying officers are certifying as to the Registrant as a whole, as well as to each of Series A and Series B, all as we discussed earlier today.
     We request, on behalf of Superfund Capital Management, Inc. that Registrant’s Post-Effective Amendment No. 1 be declared effective at the Staff’s earliest possible convenience. Again, thank you very much for your time and attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-7557.
Very truly yours,
James B. Biery

cc:	Martin Schneider
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